WORKLAND & WITHERSPOON, PLLC

ATTORNEYS AT LAW

714 Washington Mutual Financial Center

Peter A. Witherspoon

601 West Main Avenue

James J. Workland, Of Counsel

Gary D. Brajcich

Spokane, Washington   99201-0677

Gary C. Randall†, Of Counsel

Gregory B. Lipsker

Telephone:  (509) 455-9077

Eric J. Sachtjen*

Facsimile:  (509) 624-6441

James A. McPhee†

E-mail:  workwith@workwith.com

†Also Admitted in Idaho

Lawrence W. Garvin

*Also Admitted in Alaska

May 27, 2005

Ms. Melinda Kramer

Securities & Exchange Commission

450 Fifth Street, N.W. Mail Stop 04-05

Washington, D.C. 10540-0405

Re:

Metaline Mining & Leasing Company

Preliminary Proxy Materials on Schedule 14C filed April 21, 2005

File No. 0-01428

Form 10-KSB for the year ended December 31, 2004

Filed April 18, 2005

File No. 0-01428

Form 10-QSB for the period ended March 31, 2005

Filed May 20, 2005

File No. 0-01428

Dear Ms. Kramer:

The following information is provided in response to your letter of comment dated May 25, 2005.  We have set forth the text of each of your comments and our response is set forth in bold below your comment.

General

This was an instructive comment and no response is required.

Recent Market Prices, page 5

2.

Revise your Market Information table to include the information provided in your Form 10-Q for the period ended March 31, 2005.

We have updated the Market Information table to include the period ended March 31, 2005.  See page 5

Ms. Melinda Kramer

May 27, 2005

Unregistered Sales, page 7

3.

We note your sale of 51.48% of the company’s common stock to Hunt Family Limited Partnership on March 23, 2005.  Expand your disclosure to discuss whether a shareholder vote was required for this sale.  If a shareholder vote was not required, state the reasons why such a vote was not required and the business reason for the sale.  We may have further comment upon reviewing your response.

Disclosure has been added that no shareholder vote or approval was required under applicable Washington Law.  Only the directors need approve the sale of shares of stock, even if a controlling position in the company is sold.  The disclosure also sets forth the business reasons for the sale to the Hunt Family Limited Partnership. See page 7

4.

Also, for each unregistered sale, discuss briefly how the proceeds were used.

Disclosure has been added which states that no proceeds from the unregistered sales have been expended and all proceeds are being held in interest bearing accounts. See page 8

5.

With a view towards disclosure, tell us the identity of the six investors who purchased in the March 28, 2005 private placement and describe any prior affiliation with the company.

The name, dollar amount invested, securities purchased and affiliation with the Company has been set forth for each investor in the March 28, 2005 private placement. See page7

Merger with Subsidiary, page 8

6.

Provide the information required by Item 14 of Schedule 14A, including any required financial information.  Among other things, address the reasons for the merger and whether HuntMountain has any substantive operations or assets.

The disclosure has been added as required by Item 14 of Schedule 14A, including the fact that HuntMountain Resources is a to-be-formed company which will have no assets, liabilities or operations prior to the merger with Metaline.  See pages 8-9 and 15

7.

Clearly state whether you have any intent, understanding or arrangement to issue any of the additional shares being authorized.  If you do, provide the required information under Item 11 or 14 of Schedule 14A.

Disclosure had been revised to indicate that there is no intent, understanding or arrangement to issue any of the additional securities being authorized except as set forth in the disclosure regarding the increase in common stock.  See pages 14 and 15

Ms. Melinda Kramer

May 27, 2005

8.

We note your disclosure on page 5 that there are no dissenters’ rights associated with the merger.  However, on page 13, you state that, “Washington only allows a shareholder to dissent if the shareholder was entitled to vote on the plan.”  While the vote may be “locked up,” nonetheless it appears that a vote is required. Revise the document accordingly or explain to us why you do not believe that dissenters’ rights exist in this situation.

As now set forth in the disclosure, the Washington law does not require dissenters’ rights where the purpose is solely a change of domicile.  This matter was decided in the Washington Courts which found that a merger which does not change the basic business of the company and is effected without cashing out or changing the ownership interests of the common shareholders does not trigger dissenters’ rights.  See page 14

Election of Directors, page 14

9.

Revise your directors’ biographical sketches to include a discussion of their business experience for the past five years, with no gaps or ambiguities as to time.

The disclosure about directors’ business experience for the past five years has been revised. See page 16

10.

Expand your discussion in this section to identify the minimum and maximum number of directors required by your By-Laws.

Disclosure has been revised to disclose that the Company’s bylaws provide for a board consisting of a minimum of three and a maximum of five directors. See Page 15

Approval of 2005 Stock Plan, page 17

11.

Provide the information required by Item 10 of Regulation 14A.  For example, you should briefly describe all material features of the plan, identify the class of persons to be eligible for the plan, indicate the approximate number of persons in each class, and stat the basis of such participation.  You should also provide the information required by Item 201(d) of Regulation S-K.  We may have further comment.

The information required by Item 10 of Schedule 14A has been added to the disclosure.  See pages 19-21. The information required by Item 201(d) is no disclosed on page 21

Form 10-KSB for the year ended December 31, 2004

Comply with the following comments in future filings.

Ms. Melinda Kramer

May 27, 2005

General

12.

Include the information required by Item 406 of Regulation S-B.

Not applicable to Form 14C. To be included in future Form 10KSB filings

Description of Business, Page 2.

Business Development, page 2

13.

Identify the “two consultants” with whom management contracted to assist the company in identifying and evaluating mineral exploration properties.  Also, confirm that you have filed these contracts as exhibits to the form 10-KSB.

Not applicable to Form 14C. To be included in future Form 10KSB filings.  There is no written agreement with the consultants. The arrangements are only verbal ($50 per hour plus costs) but the terms of their compensation will be disclosed.

Risk Factors, page 3

Some Directors and Officers May Have Conflicts of Interest…page 5

14.

Expand your risk factor discussion to identify the officers and directors that may have conflicts of interest and whether any conflicts of interest currently exist.  Also, provide more detail regarding the association with other companies.

Not applicable to Form 14C. To be included in future Form 10KSB filings

Market for Common Equity and Related Stockholder Matters, page 7

Unregistered Sales, page 8

15.

Include all the information required by Item 201 of Regulation S-B.

The information has been revised to include all information required by Item 201. See page 8

16.

We note your disclosure that, “[i]n the event that the special warrants have not been converted on or before July 30, 2005, the warrant holders may, but are not required to, rescind their purchase without penalty to the Company.”  In your risk factors section, discuss the potential impact on your operations if the warrant holders rescind their purchase.

Ms. Melinda Kramer

May 27, 2005

Not applicable to Form 14C. To be included in future Form 10KSB filings

Executive Compensation, page 21

17.

We note your disclosure that Gregory Lipsker served as your President and Director in 2004.  Discuss when Mr. Lipsker resigned or was removed and the circumstances surrounding this event.  We may have further comment.

The footnote to the executive compensation table now states that Mr. Lipsker resigned on April 1, 2004. See page 17.  As supplemental information, the resignation was triggered by the fact that the insurance carrier for Mr. Lipsker’s law firm would not provide coverage if Mr. Lipsker was a 10% shareholder or an officer of the Company.

18.

Expand your table to include the information required for Eunice Campbell.

It does not appear that there is disclosure required for Eunice Campbell under Item 402 of Regulation SB since she was not the Company’s CEO nor did her compensation exceed $100,000.  Ms Campbell received no compensation for serving as an officer of the Company.

Certain Relationships and Related Transactions, page 22

19.

We note your footnote disclosure on page 21 that Mr. Lipsker’s law firm received fees for legal services.  In this section, provide disclosure relating to these fees and the type of services performed.  See Item 404 of Regulation S-B.

This footnote disclosure has been revised as requested. See page 17

Exhibits, page 22

20.

List each exhibit separately using the sequential numbering system of Item 601 of Regulation S-B.  To the extent that you have more than one exhibit for each number—for example, material contracts – list each exhibit using a .1, .2 designation.  Also, for each exhibit incorporated by reference into the filing, identify the filing from which you are incorporating the exhibit, including the form type, file number and filing date of the document.

The exhibit numbering has been revised as requested.

Ms. Melinda Kramer

May 27, 2005

We hope that you will find this disclosure responsive to your comments. We are filing both a clean and red-lined copy on EDGAR as well as sending clean and red-lined hard copies to you.

We realize that the long weekend complicates response time. However, if the staff has no further comments or comments that can be addressed in a definitive document, we would appreciate notification by Friday, June 3. This will enable to Company to proceed with mailing the information Statement by Sunday June 5th and avoid the necessity of having to establish a new record date and the attendant expense and delay.

Thank you for your attention to this matter.

Very truly yours,

Gregory B. Lipsker

GBL:ajp

Enc.

Metaline.hunt transaction.info statemnt.response to SEC comment ltr of 5-27-05